SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                                FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
      13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                             OF 1934


Dated: May 13, 2004


                       Commission file number 1-11808

                              CORIMON, C.A.
         (Exact name of Registrant as Specified in its Charter)

                                VENEZUELA
      (Jurisdiction of Incorporation or organization of Issuer)


                 Calle Hans Neumann, Edificio Corimon, PH
                         Los Cortijos de Lourdes
                           Caracas, Venezuela
                (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[x] Form 20-F	[ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     [ ] Yes               [x] No

Attachment:

Material Events

(a) Corimon, C.A. announces increase in nominal value of the company's shares.





     Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               CORIMON, C.A.



                               By: /s/ Santos Cohen
                                  Santos Cohen
                                  Chief Executive Officer



Date: May 13, 2004






                         Index to Exhibits


Exhibit          Item                 Sequentially Numbered Page

 (a)             Material Event                     3
                 description-
                 Corimon, C.A.
                 announces increase
                 in nominal value of
                 the company's shares







                         Exhibit (a)




                         "CORIMON, C.A."
               AUTHORIZED CAPITAL: BS. 97,973,322,800.00
        PAID IN AND SUBSCRIBED CAPITAL: BS. 75,368,355,000.00
                        CARACAS, VENEZUELA


                     NOTICE TO THE SHAREHOLDERS


According to the resolution of the Special Shareholders' Meeting held on October seventeen (17), 2003, it was agreed to increase the nominal value of the company's share in four thousand nine hundred bolivares (Bs. 4,900.00), to reach an amount of five thousand bolivares (Bs. 5,000.00).

Through Resolution No 151-2003, dated December seventeen (17),
2003, the Securities Exchange Commission ("Comision Nacional de Valores"), resolved among other things:

"Stamp the marginal note in the National Securities Registry, evidencing the amendment of the nominal value of the shares of the company CORIMON, C.A., from One Hundred Bolivares (Bs. 100.00) to Five Thousand Bolivares (Bs. 5,000.00), remaining a capital stock of Fifteen million seventy-three thousand six hundred seventy one (15.073.671) common shares according to the resolution of the Special Shareholders' Meeting held on October seventeen (17), 2003".

According to the resolution of the above mentioned Shareholders'
Meeting, the shareholders are hereby informed that the exchange of the shares of the company at the rate of one (1) per each fifty held shares will take place.

The shareholders that result with fractioned rights over a share, will have ten (10) working days from the publication of this notice to negotiate said fractions of shares among them. After the term of ten (10) working days has elapsed, the fractions resulting from the consolidation of the fractions of non negotiated shares, will be acquired by the company Coremple, C.A., shareholder of Corimon, C.A., and paid at the average price of the transactions made in the Caracas Stock Exchange on the last day of such term, or on the last day immediately before which transactions have taken place.

Any additional information, please contact Venezolano de Credito
Banco Universal, Transfer Agent Management, Shareholder Service. Avenida Alameda, Torre Venezolano de Credito, San Bernardino, or to our offices located in Los Cortijos de Lourdes, Edificio Corimon, PH, Caracas.
Telephone: (0212) 400 5596 - 400 5530.


                           By the Board of Directors



                           Bernardo Vera Medrano
                           Executive President



Caracas, February 20, 2004